Exhibit 99.1

Lufax Announces Extraordinary General Meeting on June 25, 2025

SHANGHAI, May 29, 2025 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it will hold an extraordinary general meeting of the Company’s shareholders (the “EGM”) at 10:00 Hong Kong time on June 25, 2025 at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the EGM notice. The EGM notice, the EGM circular, and the form of proxy for the EGM are available on the Company’s website at https://ir.lufaxholding.com.

Holders of record of the Company’s ordinary shares on the Company’s register of members as of the close of business on May 9, 2025 (Hong Kong time) are entitled to attend the EGM in person. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on May 9, 2025 (New York time), who wish to exercise their voting rights for the underlying ordinary shares, can submit their voting instructions to Citibank, N.A.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

1